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Mark S. Selinger Attorney at Law mselinger@mwe.com +1 212 547 5438

June 30, 2015

VIA HAND DELIVERY
AND EDGAR

Jay Mumford

Senior Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:          CollPlant Holdings Ltd.
Draft Registration Statement on Form F-1
Filed May 26, 2015
CIK No. 0001631487

Dear Mr. Mumford:

On behalf of CollPlant Holdings Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 22, 2015, relating to the Company’s Registration Statement on Form F-1 confidentially submitted to the Commission on May 26, 2015.

The Company is concurrently submitting confidentially via EDGAR Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Form F-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.  For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form F-1, marked to show changes from the Draft Registration Statement on Form F-1 confidentially submitted to the Commission on May 26, 2015.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.  Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form F-1.

Prospectus Cover Page

1.              We note the reference to the closing price of your stock on TASE and OTCQX.  Please tell us how you intend to determine your offering price.  Please also tell us the average daily trading volume of your common stock on the Tel Aviv Stock market as a percentage of outstanding shares.

U.S. practice conducted through McDermott Will & Emery LLP.

340 Madison Avenue New York New York 10173-1922  Telephone: +1 212 547 5400  Facsimile: +1 212 547 5444   www.mwe.com

Response:             The Company respectfully acknowledges the Staff’s comment and advises the Staff that the offering price will be determined based primarily upon the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange immediately prior to the pricing of the offering.  The average daily trading volume of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the past six months has been 1.7 million ordinary shares, or 0.7% of the Company’s total outstanding ordinary shares as of June 30, 2015, and the total trading volume for the first half of 2015 has been in excess of 215 million shares.

Overview, page 1

2.              Please revise your summary so that investors who are not familiar with your industry or technology can better understand your disclosure.  For example, please revise to clarify the terms “orthobiologics,” “recombinant type I human collagen,” “platelet-rich plasma,” “biofunctionality,” “thermal stability,” “pristine triple helix,” and “high molecular order,” among many others.

Response:             In response to the Staff’s comment, the Company has revised the Summary on pages 1 and 2 of the Form F-1 to clarify the terms “orthobiologics,” “recombinant,” “platelet-rich plasma,” and “high molecular order,” as well as additional revisions in both the Summary and Business sections to clarify the terms “progenitor cells,” “cross-linked,” “cytokines,” and “monomeric.”  Certain other terms, including “thermal stability” and “biofunctionality,” have been removed from the Summary section and have been clarified where they appear in the Business section.  The term “pristine triple helix” has been removed in certain instances and the Company has added some clarifying language in the Summary on page 3 of the Form F-1 where it first appears, and has added a detailed description in the Business section on page 85 of the Form F-1.  The Company believes that relying on detailed descriptions in the Business section for certain terms in the Summary section is appropriate, as inclusion of more detailed information in the Summary section would make the section difficult to read and, as a result, less valuable to potential investors.

3.              Your summary disclosure should be a balanced presentation of both the positive and negative aspects of your offering and your company’s business.  For example, we note your disclosure of your market opportunity in the last sentence in your first paragraph where you describe a market opportunity of $5 billion, yet you have not balanced this disclosure with equally prominent disclosure about your losses and your auditor’s doubt about your ability to continue as a going concern.  Please revise accordingly.

Response:             In response to the Staff’s comment, the disclosure on pages 1, 2, and 7 of the Form F-1 has been revised.

4.              Please clarify what it means to be in “registration trials” and explain where such trials are taking place.  Also, please explain what it means to have a pre-Investigational Device Exemption and describe the hurdles you must overcome to obtain CE marking certification and FDA approval.

Response:             The Company respectfully submits that the term “registration trial” is used generically to refer to trials that the sponsor hopes will entitle it to a marketing authorization whether that is an approval from the FDA, marketing authorization from the EMA or a CE mark.  The Company respectfully acknowledges the Staff’s comment and notes the following recent examples, among others, where the term has appeared in prospectuses without further definition:  Versartis Inc. (January 2015); DelMar Pharmaceuticals Inc. (April 2015); Innocoll AG (April 2015).  We have revised the disclosure on page 1 of the Form F-1 to indicate where the trials are taking place and that these trials will support CE marking certification, as well as to clarify the meaning of a pre-Investigational Device Exemption.  Regarding the hurdles the Company must overcome  to obtain CE marking certification and FDA approval, the Company respectively submits that the Form F-1 contains extensive disclosure in both the “Risk Factors” and “Business” sections regarding those regulatory hurdles.  We have revised the disclosure in the Summary on page 7 of the Form F-1 to specifically address the risks associated with the need to obtain regulatory approvals.

5.              In your third paragraph you describe the performance of your rhCollagen according to data in “peer-reviewed scientific publications.” It is unclear why you believe it is appropriate to make the statements about your product’s performance as your product is not on the market and you do not appear to have completed clinical trials.  Please advise or revise.

Response:             The disclosure in this section of the Summary addresses “rhCollagen,” which is the raw material utilized in the Company’s products, and has been distributed in the research market since 2011.  The statements in this section regarding our rhCollagen are not intended to apply to our product candidates.  Based upon the Company’s experience in distributing its rhCollagen in the research market, as well as the information contained in the published data, the Company believes that it is appropriate to make the statements about the performance of its rhCollagen.  In response to the Staff’s comment, the Company has modified the disclosure on page 3 of the Form F-1.

Advantages of our rhCollagen and rhCollagen-based Products, page 2

6.              In addition to describing the “many advantages” of your product candidate, please balance your disclosure to provide equally prominent discussion of the disadvantages of your product candidates.

Response:             The Company respectfully submits that the referenced disclosure appears in the Overview section describing the “Advantages of our rhCollagen and rhCollagen-based Products”; this discussion focuses on the performance of rhCollagen compared to tissue-derived collagen.  The Company respectfully submits that it does not believe that there are any disadvantages to the performance and use of rhCollagen compared to tissue-derived collagen.  In response to the Staff’s comment, the Company has modified the disclosure on page 3 of the Form F-1.

7.              Where you disclose that the advantages described here were demonstrated in certain testing, please expand your disclosure to describe briefly the specific trials that demonstrated these results, who conducted the trials, and how the trials were designed.

Response:             The advantages described in this section were demonstrated through in-vitro testing and in pre-clinical studies, not specific trials.  In response to the Staff’s comment, the Company has modified the disclosure on page 3 of the Form F-1 to clarify where these results were observed, and that the same advantages may not be seen in clinical trials.

Our Strategy, page 3

8.              We note your second bullet point.  Please clarify whether you intend to use the proceeds of this offering to complete the CE and FDA approval processes and whether you anticipate the proceeds will be enough to complete the trials.  If they will not be enough to complete the trials, please revise to disclose in the “Use of Proceeds” section what the proceeds will allow you to accomplish in the trials, the amount of additional financing that will be required to complete the remaining steps, and the anticipated source or sources of the financing.

Response:             In response to the Staff’s comment, the Company has modified the disclosure on pages 4, 13 and 60 of the Form F-1 to clarify that (i) the Company will pursue FDA approval only after receipt of CE marking certification in Europe, (ii) FDA approval may be sought independently by the Company or together with partners or collaborators, and (iii) additional capital (which may be internally generated, provided by such partners or collaborators and/or obtained by the Company in debt and/or equity financings) will be required in order for the Company to seek and potentially obtain FDA approval.

Our Product Candidates, page 4

9.              Please expand to describe the size and efficacy of the pre-clinical study with rats.  Please quantify the number of patients included in your current clinical trial.  Also provide similar information regarding the other trials discussed here, such as the wound filler trial mentioned on page 5.

Response:             In response to the Staff’s comment, the disclosure on page 5 of the Form F-1 has been modified to describe the pre-clinical study and quantify the number of patients included in the current clinical trials.

Our Market Opportunity, page 5

10.       Please revise to clarify whether the market for the indications that VergenixSTR and VergenixBVF are intended to address constitutes the “major segments of the orthobiologics market” that currently comprise a $6.7 billion worldwide market, as you disclose on page 6.  Similarly clarify your disclosure regarding the indications within the soft tissue repair market and advanced wound care market that your products are intended to address.  It is not clear from your current disclosure whether your products will address the entire markets for which you provide quantified disclosure, or only a subset of those markets.

Response:             In response to the Staff’s comment, the disclosure on page 6 of the Form F-1 has been modified.

Implications of Our Emerging Growth Company and Foreign Private Issuer Status, page 7

11.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:             Copies of the written communications presented to potential investors in reliance on Section 5(d) of the Securities Act are being supplementally provided to the Staff together with this response letter.  Please note that the slide deck materials being provided to the Staff were not retained by the potential investors.

Our clinical trials may not be successful..., page 18

12.       Please explain the term “CRO” and the nature of your relationship with these entities.

Response:             In response to the Staff’s comment, the disclosure has been modified on page 19 of the Form F-1 to define “CRO” as a “contract research organization,” and to clarify the nature of the Company’s relationships with these entities.

An issued patent covering our product…, page 42

13.       Please expand this risk factor to tell us what the impact would be upon your proposed products if this patent is invalidated and revise to remove mitigating language such as “we believe we will prevail.”

Response:             In response to the Staff’s comment, the disclosure on page 43 of the Form F-1 has been modified to remove the mitigating language.  The Company believes that, even if the referenced patent is invalidated, the Company has other patents and patent applications that provide the Company with significant protections; as a result, the Company respectfully submits that it does not believe that the invalidation of the patent would have a material effect on its business or prospects.

Management Discussion and Analysis…, page 66

14.       Please expand your discussion of your agreement with Pfizer to describe the status of your relationship and tell us why you have not filed the agreement as an exhibit.  Clarify the current state of development of the product or products you have been developing with Pfizer.  In an appropriate section of your document, please further clarify how the intellectual property rights to your products are impacted by your collaboration with third parties.

Response:             The Company respectfully submits that its agreement with Pfizer, which was entered into in 2011, expired in 2013 and accordingly, the Company has determined that such agreement need not be filed as an exhibit under Item 601(b)(10) of Regulation S-K.  As stated in the Form F-1, the co-development work with respect to the development of the product previously being developed with Pfizer is continuing with another U.S.-based company, but to date, no agreement has been entered into between the Company and such other U.S.-based company that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.  The Company respectfully submits that at this time, it is uncertain as to how the Company’s intellectual property rights would be impacted by its collaborations with third parties.

15.       In your third bullet point you describe a predecessor wound healing product receiving CE certification.  Please expand to describe how this product differed from your current product candidates and why you have not sought to develop this predecessor product.

Response:             In response to the Staff’s comment, the disclosure on page 69 of the Form F-1 has been modified to explain that the Company’s predecessor wound care product, VergenixWD, is considered a commodity product, and is not part of the advanced wound care market segment that is the Company’s target market.

16.       Please expand to disclose the extent of the “preclinical studies” you conducted with two of your product candidates and explain what you mean when you describe “successful interim results” for your VergenixFG candidate.

Response:             In response to the Staff’s comment, the disclosure on page 69 of the Form F-1 has been revised.

Research and Development Expenses, page 71

17.       Please revise to quantify the amount of “participation in research and development expenses” contributed by OCS and the U.S.-based corporate collaborator in the development of Vergenix BVF compared to the prior year.

Response:             In response to the Staff’s comment, he disclosure on page 73 of the Form F-1 has been revised.

General, Administrative and Marketing Expenses, page 71

18.       Please revise to provide additional disclosure about the nature of the management-related compensation payments.  For example, please disclose if these are salary related increases, additional employees, or related to one-time payments.

Response:             In response to the Staff’s comment, the disclosure on page 73 of the Form F-1 has been revised.

Significant Accounting Estimates and Judgments, page 74

19.       We see from page F-23 that you issued options to purchase ordinary shares to the Vice President of R&D and the chairman of the board of directors in September and October 2014.  In that regard, please respond to the following comments:

•                  Please tell us why you do not include the valuation of stock options as a significant accounting estimate.

Response:             The Company believes that valuation of stock options for the Company is not a significant accounting estimate.  The valuation of stock options is based on the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the relevant grant dates.  As further detailed in the Company’s response to Comment #1 above, the market for CollPlant ordinary shares on the Tel Aviv Stock Exchange is an active market and the Company has sufficient daily trading volume from unaffiliated investors to use the closing price on the date of the grant and the appropriate volatility to properly calculate the option value using the Black-Scholes option pricing model.

Share-based payment compensation for the years ended December 31, 2014 and 2013 was NIS 205,000 and NIS 462,000, which is approximately 1.6% and 2.8% respectively, of the total loss for the relevant year.  As such, the other assumptions used to value a stock option, such as a forfeiture rate and the risk-free rate, were not considered to be significant in calculating the value of the options, as changes in these assumptions would not incur a significant difference to the recorded expenses.

•                  Please tell us the estimated IPO price.  To the extent there is a significant difference between the estimated grant-date fair value of your ordinary shares during the past twelve months and the estimated IPO price please discuss for us each significant factor contributing to the difference.

Response:             As described in the Company’s response to Comment #1 above, the IPO price will be based primarily upon the closing price of the Company’s ordinary shares immediately prior to the pricing of the offering on the Tel Aviv Stock Exchange, and accordingly, the Company cannot estimate the IPO price at this time.

20.       As a related matter, we see from page F-27 that you issued a significant number of options in March and May 2015.  Please tell us the grant-date fair value of the ordinary shares used to determine the fair value of the options.  Please reconcile the fair value to the estimated IPO price, once available.

Response:             As discussed above, the grant date fair value of the ordinary shares used for determining the fair value of options was the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the relevant grant dates. The Company respectfully acknowledges the Staff’s comments and submits that the IPO price will be based upon the closing price of the Company’s ordinary shares immediately prior to the pricing of the offering on the Tel Aviv Stock Exchange.

As detailed in note 19 to the Company’s annual financial statements, the Company’s  board of directors approved, in 2015, the grant of options on March 22, May 18 and May 21. The closing prices of the Company’s ordinary shares on the Tel Aviv Stock Exchange on such dates were NIS 0.367, NIS 0.435 and NIS 0.429, respectively. Following the recommendation and approval of our compensation committee and our audit committee (when relevant), the exercise price of those options was set at NIS 0.60 per share.

For several of these options, the grant date has not yet occurred, since the grant is subject to the approval of our shareholders’ general meeting, which is expected to occur in July.

The Company’s respectfully submits that given that the Company is publicly traded in Israel, the Company believes that a reconciliation analysis would not provide material value to prospective investors.

Notes to the Financial Statements

Note 4. Related Party Transactions; Agreement with Yissum Research Development Company…, page 96

21.       Please add a risk factor discussing the reversion right and the patents being registered without reflecting Yissum’s 1% interest.

Response:             In response to the Staff’s comment, a new risk factor discussing the reversion right and the patents being registered without reflecting Yissum’s 1% interest has been added to page 45 of the Form F-1, and the disclosure on page 102 of the Form F-1 has been revised.

Advisory Boards, page 109

22.       With a view to disclosure, please tell us how members of the scientific advisory board and the clinical advisory board are appointed, the terms of their appointments, how long they have served, and whether you have any agreements with them.  Please also disclose whether and how members of these boards are compensated.

Response:             In response to the Staff’s comment, disclosure regarding the Company’s advisory boards has been added to page 115 of the Form F-1.

Compensation of Executive Officers and Directors, page 126.

23.       We note your disclosure of aggregate compensation.  Please tell us whether you are required to disclose executive compensation on an individual basis in Israel based on a rule approved by the Israeli Parliament in May of 2014.

Response:             The Company respectfully submits that it is a public company whose ordinary shares are currently traded on the Tel Aviv Stock Exchange.  As such, the Company is required to disclose, in its periodic reports in Israel, information regarding its five most highly compensated officers on an individual basis, rather than in the aggregate.  The disclosure is made pursuant to the requirements of the Israeli securities laws and not pursuant to the rule approved by the Israeli Parliament in May of 2014.

The Company respectfully advises the Staff that following the consummation of the offering and the Company’s anticipated listing on the NASDAQ, the Company will be required to disclose compensation information of its five most highly compensated officers on an individual basis, rather than in the aggregate, according to the rule approved by the Israeli Parliament in May 2014, and the disclosure responsibilities and scope will be governed by the Israeli Companies Law (rather than Israeli securities laws).

Under the Companies Law, the Company will be required to disclose such information, in the notice for each annual general meeting of its shareholders.  Nonetheless, such disclosure will not be as extensive as the disclosure requirements applicable to U.S. domestic issuer.

In response to the Staff’s comment, disclosure has been added to pages 52 and 131-134 of the Form F-1.

Employment and Services Agreement, page 126.

24.       Please file the service agreement reference in this section as exhibits or tell us why it is not required to be filed.

Response:             The Company respectfully submits that the public filing of the service agreement is not required in Israel, and is not otherwise publicly disclosed by the Company; accordingly, the Company respectfully submits that the filing of the service agreement is not required pursuant to Item 601(a)(10)(iii)(c)(5) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 130.

25.       Please revise your disclosure to clarify the amounts paid for the securities issued that you describe in this section.  Also, quantify the number of shares issued to each participant in the offerings you describe.

Response:             In response to the Staff’s comment, the disclosure on page 137 of the Form F-1 has been revised.

26.       Please include as exhibits the agreements you have described in this section, such as the agreement with Flon China Medical and Trauwin Pte Ltd. and your agreements with Yissum, or tell us why you do not believe they are required to be filed.

Response:             The agreements with Trauwin Pte Ltd. and with Yissum with respect to rhCollagen will be filed as exhibits in a subsequent amendment.  In addition, the Company respectfully submits that the agreement with Flon China Medical and the other agreements with Yissum, which are described in the Form F-1, are entered into in the ordinary course of the Company’s business, the Company’s business is not substantially dependent on any such agreements and the payments received thereunder are immaterial to the Company and accordingly, the Company believes that these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Principal Shareholders, page 133

27.       Please revise to identify the natural person or persons who hold voting and dispositive control over the shares beneficially owned by entities in the table.

Response:             In response to the Staff’s comment, the disclosure on page 141 of the Form F-1 has been revised.

Pre-release of ADS, page 148

28.       Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time.  Also, to the extent practicable, make clear how and to what extent the depositary may disregard the limit set for the amount of ADSs that may be outstanding at any time.

Response:             In response to the Staff’s comment, the disclosure on page 156 of the Form F-1 has been modified to clarify the limit for the amount of ADSs that may be outstanding at any time.  The Company has been advised by the depository that it may disregard such limit, in its discretion; accordingly, the Company cannot provide further clarity as to how and to what extent this limit may be disregarded.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s filing of its Draft Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:  Yehiel Tal, Chief Executive Officer

Eran Rotem, Chief Financial Officer